Adopted November 9, 1939	File No. 69-65

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-3A-2

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2
FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

To be filed Annually Prior to March 1

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

  Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

  CENTRAL VERMONT PUBLIC SERVICE CORPORATION

       Central Vermont Public Service Corporation ("CVPS" or the "Company"), incorporated under the laws of the State of Vermont, has its principal executive office in Rutland, Vermont.

       The principal business of CVPS is the generation and purchase of electric energy and its transmission, distribution and sale for light, power, heat and other purposes to over 145,000 customers in Middlebury, Randolph, Rutland, Springfield, Windsor, Bradford, Bennington, Brattleboro, St. Johnsbury, St. Albans, Woodstock, Poultney, Manchester, and 163 other towns and villages in Vermont. CVPS also sells electric energy at wholesale in New Hampshire to its wholly-owned subsidiary, Connecticut Valley Electric Company Inc.; Woodsville Fire District Water and Light Dept.; New Hampshire Electric Cooperative Inc.; and, in Vermont to one small private utility. It also buys and sells surplus or required power at market clearing prices in the default market through the New England Power Pool/Independent System Operator ("ISO-New England"), or with other third parties primarily in New England.

  CONNECTICUT VALLEY ELECTRIC COMPANY INC.

       Connecticut Valley Electric Company Inc. ("CVEC"), a wholly-owned subsidiary of CVPS, incorporated under the laws of the State of New Hampshire, has its principal office in Claremont, New Hampshire.

       On December 31, 1949, CVEC acquired the business and properties of CVPS located in New Hampshire and used in carrying on the intrastate business of CVPS in that State. (See Form U-1 in File No. 70-2075)

       The principal business of CVEC was to purchase electric energy for its transmission, distribution, and sale for light, power, heat and other purposes to over 10,000 customers in Claremont and 12 other towns and villages in New Hampshire.

       CVPS and CVEC contracted with Public Service Company of New Hampshire ("PSNH") (not an affiliate of CVPS) to sell the electric distribution facilities and franchise of CVEC to PSNH. The sale was effective January 1, 2004. CVEC no longer conducts business as a retail electric utility in New Hampshire.

       For financial reporting purposes, CVEC's financial data is included with CVPS on the Consolidated Financial Statements.

  VERMONT ELECTRIC POWER COMPANY, INC.

       Vermont Electric Power Company, Inc. ("VELCO"), a subsidiary of which CVPS owns 56.8% of its outstanding Class B voting Common Stock, $100 Par Value, 31.45% of its outstanding Class C non-voting Common Stock and 46.6% of its outstanding Preferred Stock, $100 Par Value, incorporated under the laws of the State of Vermont, has its principal office in the Town of Rutland, Vermont.

       VELCO operates pursuant to the terms of the 1985 Four-Party Agreement (as amended) with the Company and two other major distribution companies in Vermont. Although the Company owns 50.49% of VELCO's outstanding Common Stock, the Four-Party Agreement effectively restricts the Company's control of VELCO. Therefore, VELCO's financial statements have not been consolidated. The Four-Party Agreement continued in full force and effect until midnight June 30, 1985, and was extended thereafter as follows until June 30, 1986, with an automatic renewal from year to year unless, at least ninety (90) days prior to any succeeding anniversary, any party were to notify the other parties in writing that it desired to terminate the agreement as of such anniversary. By Amendment to the 1985 Four-Party Agreement dated February 1, 1987, the Agreement continued until May 1, 1987 and thereafter for additional two-year terms, unless at least ninety (90) days prior to any two-year anniversary, any party were to notify the other parties in writing that it desires to terminate the Agreement as of such anniversary. No such notification has been filed by the parties.

       On December 27, 1985, the Company, VELCO and the two other major distribution companies entered into the 1985 Option Agreement (as amended) for the purpose of modifying the terms of an option to purchase certain facilities owned by VELCO, but located in the individual company's service territory, which were originally outlined in the Four-Party Agreement. The option was extended from time to time and expired on December 31, 2001. However, the parties are in the process of completing an amendment that will extend the Agreement from December 31, 2001.

       VELCO provides transmission services for the State of Vermont acting by and through the Vermont Department of Public Service and for all of the electric distribution utilities in the State of Vermont. VELCO is reimbursed for its costs (as defined in the agreements relating thereto) for the transmission of power which VELCO transmits for the State of Vermont and the electric distribution utilities.

       VELCO has an agreement with CVPS for purchase of a portion of power CVPS acquires from VY, which power VELCO resells at cost to a small electric distribution utility in the State of Vermont.

       VELCO is also a participant with all of the major electric utilities in New England in the New England Power Pool, acting for itself and as agent for twenty-two other electric utilities in Vermont, including CVPS, whereby the generating and transmission facilities of all of the participants are coordinated on a New England-wide basis through a central dispatching agency to assure their operation and maintenance in accordance with proper standards of reliability, and to attain the maximum practicable economy for all of the participants through the interchange of economy and emergency power.

  VERMONT ELECTRIC TRANSMISSION COMPANY, INC.

       Vermont Electric Transmission Company, Inc. ("VETCO"), a wholly-owned subsidiary of VELCO, incorporated under the laws of the State of Vermont, has its principal office in the Town of Rutland, Vermont.

       VETCO was formed to construct, finance and operate the Vermont portion of the high voltage DC transmission line which ties the New England transmission system to the Hydro-Quebec transmission system.

  VERMONT YANKEE NUCLEAR POWER CORPORATION

       Vermont Yankee Nuclear Power Corporation ("VY"), an affiliate of CVPS, is incorporated under the laws of the State of Vermont and has its principal office in Brattleboro, Vermont. CVPS' wholly-owned passive investment holding company subsidiary, Custom Investment Corporation, owns 58. 85% of VY's outstanding Common Stock, $100 Par Value.

       VY was formed by a group of New England utilities for the purpose of constructing and operating a nuclear-powered generating plant in Vernon, Vermont. At that time, there were ten utilities that agreed to "sponsor" VY, which Sponsors committed to purchase a specified percentage of the Company's equity securities. Those Sponsors each entered into a Power Contract, dated February 1, 1968 and a Sponsor Agreement, dated August 1, 1968. Following mergers and consolidations of investor-owned utilities in New England, there are currently eight Sponsors of VY. The electricity generated by the Vernon plant was sold to VY's sponsoring stockholders prior to the July 2002 sale of the plant to Entergy Nuclear Vermont Yankee, LLC ("Entergy"). As part of the sale, VY purchases the output of the plant through 2012; VY will continue to administer the purchase power contract between VY and Entergy, and the Power Contract among VY and the Sponsors.

       The Power Contracts, as amended following the sale of the plant to Entergy, commit each Sponsor to purchase its "Entitlement Percentage" of the power purchased from Entergy and to pay its percentage of all of VY's costs. The Sponsor Agreement can only be amended by unanimous consent of the Sponsors and also requires unanimous consent of the Sponsors to amend the Power Contract, to expand the business of VY, and to authorize participation by VY in any business other than electric power. The Sponsor Agreement remains in effect as of the date hereof.

       On November 7, 2003, VY consummated the repurchase of all of the VY Common Stock held by five non-Vermont Sponsors. One non-Vermont Sponsor did not elect to have its VY Common Stock repurchased and remains a stockholder of VY as of the date hereof. The three remaining stockholders have agreed to Proposed Corporate Governance Changes which require a VY Board of Directors comprised of five members, of which the Company has the right to nominate two members for election. Although the Company owns 58.85% of VY's outstanding Common Stock through its subsidiary Custom Investment Corporation, the Power Contracts, Sponsor Agreement and composition of the VY Board of Directors effectively restrict the Company's control of VY. Therefore, VY's financial statements have not been consolidated.

  C. V. REALTY, INC.

       C. V. Realty, Inc., incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       C. V. Realty, Inc., a wholly-owned subsidiary of CVPS, was formed for the purpose of owning, acquiring, buying, selling, and leasing real and personal property and interests therein. It is not the purpose of this subsidiary to own or operate facilities used for the generation, transmission or distribution of electric energy as an electric utility company.

       For financial reporting purposes, C. V. Realty, Inc.'s financial data is included with CVPS on the Consolidating Financial Statements.

  CENTRAL VERMONT PUBLIC SERVICE CORPORATION -
  EAST BARNET HYDROELECTRIC, INC.

       Central Vermont Public Service Corporation - East Barnet Hydroelectric, Inc. ("East Barnet"), a wholly-owned subsidiary of CVPS, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       East Barnet was formed for the purpose of acquiring and constructing a hydroelectric project having a capacity of 2200 KW in East Barnet, Vermont and leasing said project to CVPS.

       For financial reporting purposes, East Barnet's financial data is included with CVPS on the Consolidating Financial Statements.

  CUSTOM INVESTMENT CORPORATION

       Custom Investment Corporation ("CIC"), incorporated under the laws of the State of Vermont as a passive investment holding company, has its principal office in Rutland, Vermont.

       CIC, a wholly-owned subsidiary of CVPS, was formed for the purpose of holding passive investments including the stock of CVPS' subsidiaries that invest in regulated business opportunities. Custom owns 58. 85% of VY's outstanding Common Stock.

       For financial reporting purposes, CIC's financial data is included with CVPS on the Consolidated Financial Statements.

  CATAMOUNT RESOURCES CORPORATION

       Catamount Resources Corporation ("CRC"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       CRC, a wholly-owned subsidiary of CVPS, was formed for the purpose of holding CVPS' subsidiaries that invest in unregulated business opportunities.

       For financial reporting purposes, CRC's financial data is included with CVPS on the Consolidated Financial Statements.

  EVERSANT CORPORATION

       Eversant Corporation ("Eversant"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       Eversant, a wholly-owned subsidiary of CRC, was formed for the purpose of engaging in the sale or rental of energy efficient products and other related goods and services. Eversant has two wholly-owned subsidiaries: SmartEnergy Water Heating Services, Inc. and AgEnergy, Inc. The Home Service Store, Inc. ("HSS") is an affiliate of Eversant, of which Eversant has a 12 % ownership interest, Eversant accounts for its investment in HSS on a cost basis.

       For financial reporting purposes, Eversant's financial data is included with CRC on the Consolidating Financial Statements.

  SMARTENERGY WATER HEATING SERVICES, INC.

       SmartEnergy Water Heating Services, Inc. ("SEWHS"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       SEWHS, a wholly-owned subsidiary of Eversant, was formed for the purposes of operating a rental water heater business.

       For financial reporting purposes, SEWHS' financial data is included with Eversant on the Consolidating Financial Statements.

  AGENERGY, INC.

       AgEnergy, Inc. ("AgEnergy"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       AgEnergy, a wholly-owned subsidiary of Eversant, was formed for the purpose of developing and distributing energy efficiency products with dairy industry applications.

       For financial reporting purposes, AgEnergy's financial data is included with Eversant on the Consolidating Financial Statements.

  THE HOME SERVICE STORE, INC.

       The Home Service Store, Inc. ("HSS"), is incorporated under the laws of the State of Delaware and has its principal office in Alpharetta, Georgia.

       HSS, an affiliate of Eversant, which has a 12 % ownership interest, was formed for the purpose of marketing and engaging in national home maintenance and repair.

  CATAMOUNT ENERGY CORPORATION

       Catamount Energy Corporation ("CEC"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       CEC, a wholly-owned subsidiary of CRC, was formed primarily for the purpose of investing in energy supply projects. CEC has twenty-two wholly-owned subsidiaries: Catamount Rumford Corporation, Equinox Vermont Corporation, Appomattox Vermont Corporation, Catamount Glenns Ferry Corporation, Catamount Rupert Corporation, CEC Vermont Wind Corporation, Catamount Operations, Inc., Catamount Sweetwater Corporation, Catamount Sweetwater 1 LLC, Catamount Thetford Corporation, Catamount Heartlands Corporation, Catamount Energy (Gibraltar) Limited, Catamount Development GmbH, Catamount Verwaltungs GmbH, Catamount Wind DE3 GmbH & Co. KG, CEC UK1 Holding Corporation, CECUK2 Holding Corporation, Catamount Energy SC 1, Catamount Energy SC 2, Catamount Energy SC 3, Catamount Energy Limited, and Catamount Cymru Cyf.

       For financial reporting purposes, CEC's financial data is included with CRC on the Consolidating Financial Statements.

  CATAMOUNT RUMFORD CORPORATION

       Catamount Rumford Corporation, formerly CV Rumford, Inc., incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       Catamount Rumford Corporation, a wholly-owned subsidiary of CEC, is a 15.0537% limited partner in the Rumford Cogeneration Company, a limited partnership that owns an 85 MW cogeneration facility located in Rumford, Maine.

       For financial reporting purposes, Catamount Rumford Corporation's financial data is included with CEC on the Consolidating Financial Statements.

  RUMFORD COGENERATION COMPANY, L.P.

       Rumford Cogeneration Company, L.P., formed under the laws of the State of Maine, has its principal office in Rumford, Maine.

  EQUINOX VERMONT CORPORATION

       Equinox Vermont Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       Equinox Vermont Corporation, a wholly-owned subsidiary of CEC, is a 33.1126% general partner in Ryegate Associates, a general partnership that owns a 20 MW wood-fired generating facility in East Ryegate, Vermont.

       For financial reporting purposes, Equinox Vermont Corporation's financial data is included with CEC on the Consolidating Financial Statements.

  RYEGATE ASSOCIATES

       Ryegate Associates is a general partnership formed under the laws of the State of Utah and has its principal office in Houston, Texas.

  APPOMATTOX VERMONT CORPORATION

       Appomattox Vermont Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       Appomattox Vermont Corporation, a wholly-owned subsidiary of CEC, is a 24.75% limited partner in Appomattox Cogeneration Limited Partnership, a limited partnership that owns a leasehold interest in a 41 MW coal and wood-fired cogeneration facility located in Hopewell, Virginia.

       For financial reporting purposes, Appomattox Vermont Corporation's financial data is included with CEC on the Consolidating Financial Statements.

  APPOMATTOX COGENERATION, INC.

       Appomattox Cogeneration, Inc., a subsidiary of CEC which owns 50% of its outstanding Common Stock, $1 Par Value, is incorporated under the laws of the State of Delaware and has its principal office in Houston, Texas.

       Appomattox Cogeneration, Inc. owns a 1% general partnership interest in Appomattox Cogeneration Limited Partnership, a limited partnership that owns a leasehold interest in a 41 MW coal and wood-fired cogeneration facility located in Hopewell, Virginia.

  APPOMATTOX COGENERATION L.P.

       Appomattox Cogeneration L.P., formed under the laws of the State of Delaware, has its principal office in Houston, Texas.

  CATAMOUNT GLENNS FERRY CORPORATION

       Catamount Glenns Ferry Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       Catamount Glenns Ferry Corporation, a wholly-owned subsidiary of CEC, is a 49.5% limited partner in Glenns Ferry Cogeneration Partners, Ltd., which developed and owns a 10 MW gas-fired cogeneration facility in Glenns Ferry, Idaho.

       For financial reporting purposes, Catamount Glenns Ferry Corporation's financial data is included with CEC on the Consolidating Financial Statements.

  GLENNS FERRY MANAGEMENT, INC.

       Glenns Ferry Management, Inc., a subsidiary of CEC which owns 50% of its outstanding Common Stock, no Par Value, is incorporated under the laws of the State of Delaware and has its principal office in Rutland, Vermont.

       Glenns Ferry Management, Inc. owns a 1% general partnership interest in Glenns Ferry Cogeneration Partners, Limited, which developed and owns a 10 MW gas-fired cogeneration facility in Glenns Ferry, Idaho.

  CATAMOUNT RUPERT CORPORATION

       Catamount Rupert Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       Catamount Rupert Corporation, a wholly-owned subsidiary of CEC, was formed for the purpose of owning a 49.5% limited partnership interest in Rupert Cogeneration Partners, Ltd., which developed and owns a 10 MW gas-fired cogeneration facility in Rupert, Idaho.

       For financial reporting purposes, Catamount Rupert Corporation's financial data is included with CEC on the Consolidating Financial Statements.

  RUPERT MANAGEMENT, INC.

       Rupert Management, Inc., a subsidiary of CEC which owns 50% of its outstanding Common Stock, no Par Value, is incorporated under the laws of the State of Delaware and has its principal office in Rutland, Vermont.

       Rupert Management, Inc. owns a 1% general partnership interest in Rupert Cogeneration Partners, Limited, which developed and owns a 10 MW gas-fired cogeneration facility in Rupert, Idaho.

  CEC VERMONT WIND CORPORATION

       CEC Vermont Wind Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       CEC Vermont Wind Corporation, a wholly-owned subsidiary of CEC, a 50% owner in Equinox Wind Partners, LLC, a limited liability company that was formed for the purpose of investing in an independent wind power project in Vermont.

       On June 30, 2003, CEC Vermont Wind Corporation sold its interest in Equinox Wind Partners, LLC to Endless Energy Corporation, the other 50% owner.

       For financial reporting purposes, CEC Vermont Wind Corporation's financial data is included with CEC on the Consolidating Financial Statements.

  CATAMOUNT OPERATIONS, INC.

       Catamount Operations, Inc., a wholly-owned subsidiary of CEC which owns 100% of its outstanding Common Stock, no Par Value, is incorporated under the laws of the State of Vermont and has its principal office in Rutland, Vermont.

       Catamount Operations, Inc. was formed for the purpose of providing operations and maintenance services to independent power facilities.

       For financial reporting purposes, Catamount Operations, Inc.'s financial data is included with CEC on the Consolidated Financial Statements.

  CATAMOUNT SWEETWATER CORPORATION

       Catamount Sweetwater Corporation, a subsidiary of CEC which owns 100% of its outstanding Common Stock, no Par Value, is incorporated under the laws of the State of Vermont and has its principal office in Rutland, Vermont.

       Catamount Sweetwater Corporation was formed for the purpose of developing an independent wind power project in Texas.

       For financial reporting purposes, Catamount Sweetwater Corporation's financial data is included with CEC on the Consolidated Financial Statements.

  CATAMOUNT SWEETWATER 1 LLC

       Catamount Sweetwater 1 LLC, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       Catamount Sweetwater 1 LLC, a wholly-owned subsidiary of CEC, was formed for the purpose of owning a 30.5% interest in Sweetwater Wind 1 LLC, which has developed and owns a 37.5 MW wind power project in Nolan County, Texas.

       For financial reporting purposes, Catamount Sweetwater 1 LLC's financial data is included with CEC on the Consolidating Financial Statements.

  SWEETWATER WIND 1 LLC

       Sweetwater Wind 1 LLC, formed under the laws of the State of Delaware, has its principal office in San Francisco, California.

  CATAMOUNT THETFORD CORPORATION

       Catamount Thetford Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       Catamount Thetford Corporation, a wholly-owned subsidiary of CEC, owns 44.7% of the common stock of Fibrothetford Ltd., a private company limited by shares which owns and operates a 38.5 MW poultry litter fired power station in Thetford, England.

       For financial reporting purposes, Catamount Thetford Corporation's financial data is included with CEC on the Consolidating Financial Statements.

  CATAMOUNT HEARTLANDS CORPORATION

       Catamount Heartlands Corporation ("CHC"), incorporated under the laws of the State of Delaware, has its principal office in Wilmington, Delaware.

       CHC, a wholly-owned subsidiary of CEC, was formed primarily for investing in energy supply projects. CHC has two wholly-owned subsidiaries: Catamount Energy (Gibraltar) Limited and Catamount Development GmbH.

       CHC owns 100% of the Common Stock of Catamount Energy (Gibraltar) Limited which owns 33 1/3% of CIC Luxembourg, SàRL, a limited liability company formed for the purpose of investing in wind energy projects in Germany. CIC Luxembourg SàRL is a 100% shareholder of CIC Verwaltungs GmbH, general partner; and CIC Beteiligungs GmbH, limited partner, of DK Burgerwindpark Eckolstädt ("Eckolstädt ") GmbH & Co. KG and DK Windpark Kavelstorf ("Kavelstorf") GmbH & Co. KG.

       On September 4, 2003, CIC Beteiligungs GmbH was merged with CIC Verwaltungs GmbH.

       CHC owns 100% of the Common Stock of Catamount Development GmbH, a German limited liability company, formed for the purpose of developing in wind energy projects in Germany.

       Catamount Development GmbH owns 100% of the Common Stock of Catamount Verwaltungs GmbH, a German general liability company, formed for the purpose of investing in wind energy projects in Germany.

       Catamount Development GmbH owns 100% of the Common Stock of Catamount Wind DE3 GmbH & Co. KG, a German limited commercial partnership, formed for the purpose of investing in a German wind project. Catamount Verwaltungs GmbH is the general partner of Catamount Wind DE3 GmbH & Co. KG.

       For financial reporting purposes, CHC's financial data is included with CEC on the Consolidating Financial Statements.

  CEC UK1 HOLDING CORPORATION AND CEC UK2 HOLDING CORPORATION

       CEC UK1 Holding Corporation and CEC UK2 Holding Corporation, incorporated under the laws of the State of Vermont, have their principal offices in Rutland, Vermont.

       CEC UK1 Holding Corporation and CEC UK2 Holding Corporation, wholly-owned subsidiaries of CEC, were formed ultimately for developing independent wind power projects in the United Kingdom.

       CEC UK1 Holding Corporation, a wholly-owned subsidiary of CEC, is the 1% general partner for Catamount Energy SC 1, Catamount Energy SC 2, and Catamount Energy SC 3.

       CEC UK2 Holding Corporation, a wholly-owned subsidiary of CEC, is the 99% limited partner for Catamount Energy SC 1; Catamount Energy SC 1 is the 99% limited partner for Catamount Energy SC 2; Catamount Energy SC 2 is the 99% limited partner for Catamount Energy SC 3; and, Catamount Energy SC 3 has a 100% interest in Catamount Energy Limited and Catamount Cymru Cyf.

       Catamount Energy SC 1, Catamount Energy SC 2, and Catamount Energy SC 3 are Scottish limited companies.

       Catamount Energy Limited was formed in England and Wales as a limited company for the purpose of developing independent wind power projects in the United Kingdom.

       Catamount Cymru Cyf was formed in England and Wales as a limited company for the purpose of developing an independent wind power project in Wales.

       For financial reporting purposes, CEC UK1 Holding Corporation, CEC UK2 Holding Corporation, Catamount Energy SC 1, Catamount Energy SC 2, Catamount Energy SC 3, Catamount Energy Limited, and Catamount Cymru Cyf's financial data is included with CEC on the Consolidating Financial Statements.

  A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

  CENTRAL VERMONT PUBLIC SERVICE CORPORATION

       CVPS' electric properties consist of five principal distribution systems, namely, the so-called Central, Bennington, St. Albans, St. Johnsbury and Brattleboro systems. All, except the Brattleboro system, are connected with the transmission facilities of VELCO (a subsidiary of CVPS) and all except the St. Albans system are interconnected at the Vermont State line with the facilities of New England Power Company (not an affiliate of CVPS); also the Brattleboro System is directly connected at the Vermont State line with the facilities of the Public Service Company of New Hampshire (not an affiliate of CVPS). The electric generating plants of the Company consist of 20 hydroelectric generating stations, two gas turbine generating stations, and one diesel-electric generating station, of which one hydroelectric generating station is located in New York and the remainder in Vermont.

       The electric systems of CVPS include about 617 miles of overhead transmission lines, about 7,826 miles of overhead distribution lines and about 339 miles of underground distribution lines, which are located in Vermont except for about 22 miles of transmission lines which are located in New Hampshire and about two miles which are located in New York.

       CVPS is a stockholder, together with other New England utilities, in three nuclear generating companies. On July 31, 2002, the VY plant was sold to Entergy. The Company had a 33.23% equity interest in the plant at the time of the sale. Following the sale, VY, a Vermont corporation, administers the purchase power contracts between VY and Entergy and the Power Contract among VY and the Sponsors, including the Company. On November 7, 2003, VY completed the repurchase of shares held by certain non-Vermont sponsors. As a result, the Company's ownership interest in VY increased from 33.23% to 58.85% as held by CIC. Under the Power Contract, the Company receives its approximately 35% entitlement of VY output sold by Entergy to VY. CVPS was entitled to a percentage of the power output of each of such companies, as follows:

       Maine Yankee Atomic Power Company ("MY") in Maine (2% - 16.9 MW); Connecticut Yankee Atomic Power Company ("CY") in Connecticut (2% - 11.6 MW); and Yankee Atomic Electric Company ("YA") in Massachusetts (3.5% - 6.153 MW).

       MY, CY & YA permanently ceased power operations of their nuclear power plants.

       CVPS is a participant with other New England utilities in three major electric generating stations pursuant to joint ownership agreements under each of which the Lead Participant has constructed and is operating the plant for the Participants (including itself) as tenants-in-common. The plants, locations, and the amount of CVPS's participation follows:

       Wyman #4 in Maine (1.7769% - 11 MW); Millstone #3 in Connecticut (1.7303% - 20 MW); Joseph C. McNeil Generating Station in Vermont (20% - 10.76 MW).

       The Company, along with eight other Vermont Joint-Owners, owns and operates a 200 MW converter station and associated transmission line in Highgate, Vermont. The station and the associated transmission line interconnects the VELCO system with the system of Hydro-Quebec. The Company is a 47.35% owner of this project.

  CONNECTICUT VALLEY ELECTRIC COMPANY INC.

       CVEC's electric properties consisted of two principal systems in New Hampshire which are not interconnected with each other but each of which is connected directly with facilities of CVPS.

       The electric systems of CVEC included about two miles of transmission lines, about 446 miles of overhead distribution lines and about 14 miles of underground distribution lines. Effective January 1, 2004, CVEC's electric distribution system and franchise were sold to Public Service Company of New Hampshire.

  VERMONT ELECTRIC POWER COMPANY, INC.

       VELCO has no generating facilities but has approximately 483 miles of transmission lines and twenty- nine associated substations located in the State of Vermont. VELCO's properties interconnect with the lines of the New York Power Authority at the New York-Vermont State line near Plattsburgh, New York; with the transmission facilities of Niagara Mohawk Power Corporation at the New York-Vermont State line near Whitehall, New York, and North Troy, New York; with lines of New England Power Company at or near the New Hampshire-Vermont State line at Wilder, Vermont and at Monroe, New Hampshire, Claremont, New Hampshire, and at the Massachusetts-Vermont State line near North Adams, Massachusetts; with the lines of Public Service Company of New Hampshire at or near the New Hampshire-Vermont State line at Littleton, New Hampshire, Ascutney, Vermont and Vernon, Vermont; and with the lines of Hydro-Quebec at the Quebec/Vermont border near Highgate, Vermont through an AC/DC/AC converter and 7.6 miles of transmission lines jointly owned by several Vermont utilities. All of its transmission facilities are in Vermont except for approximately 4.3 miles of transmission lines which are located in New Hampshire.

  VERMONT ELECTRIC TRANSMISSION COMPANY, INC.

       VETCO has approximately 52 miles of high voltage DC transmission line connecting at the Quebec-Vermont border in the Town of Norton, Vermont with the transmission line of Hydro-Quebec and connecting at the Vermont-New Hampshire border near New England Power Company's Moore Hydroelectric Generating Station with the transmission line of New England Electric Transmission Corporation, a subsidiary of National Grid USA (not an affiliate of CVPS).

  VERMONT YANKEE NUCLEAR POWER CORPORATION

       Upon installation of the new low pressure turbines in April 1995, VY declared its nuclear power electric generating plant with a net maximum dependable capacity of 510 (Mwe). The plant, which began commercial operation on November 30, 1972, is located on the west bank of the Connecticut River in Vernon, Vermont. On July 31, 2002, the VY plant was sold to Entergy. VY does not own or operate any electric generating, transmission or distribution facilities. As part of the sale, VY purchases the output of the plant through 2012; VY will continue to administer the purchase power contract between VY and Entergy, and the Power Contract among VY and the Sponsors.

  CENTRAL VERMONT PUBLIC SERVICE CORPORATION -
  EAST BARNET HYDROELECTRIC, INC.

       Electric properties of East Barnet consist of a 2200 KW hydroelectric generating station and associated facilities at East Barnet, Vermont, involving real estate of 25.54 acres.
  The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

      (a)    Number of KWH of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

	Electric (KWH)
VY	4,444,152,000	(1)
CVPS	2,893,771,087	(2)
CVEC	155,263,229
VELCO	12,350,380
(1)	Includes sales to Vermont Electric Power Company, Inc.
(2)	Includes sales to Connecticut Valley Electric Company Inc. and Vermont Electric Power Company, Inc.
- 11 -

      (b)    Number of KWH of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.

               None

      (c)    Number of KWH of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

Electric (KWH) (1)
VY	None
CVPS	162,217,305 (2)
CVEC	None
VELCO	None
(1)	Deliveries made at the step-up substation at the site.
(2)	Includes sales to Connecticut Valley Electric Company Inc.

(d) Number of KWH of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

Electric (KWH)
VY	None
CVPS	5,297,208
CVEC	122,685,400
VELCO	None

  The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an exempt wholesale generator ("EWG") or a foreign utility company, stating monetary amounts in United States dollars:

      (a)    Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

      Glenns Ferry Cogeneration Partners, Ltd. located in Glenns Ferry, Idaho; its registered office is 71 Allen Street, Suite 101, Rutland, Vermont. The facility is a 10 MW gas-fired cogeneration facility placed in operation on December 2, 1996.

      Rupert Cogeneration Partners, Ltd. located in Rupert, Idaho; its registered office is 71 Allen Street, Suite 101, Rutland, Vermont. The facility is a 10 MW gas-fired cogeneration facility placed in operation on November 21, 1996.

      Fibrothetford Limited, located in Thetford in Norfolk, England; its registered office is 38 Clarendon Road, London, England W11 3AD. The facility is a poultry litter fired power station designed to produce 38.5 MW.

      DK Burgerwindpark Eckolstädt GmbH 7 Co. KG, located in Thuringen, Germany; its registered office is Hauptstrasse 96, 99510 Eckolstädt, Germany. The facility is comprised of 11 wind turbines with an installed capacity of 14.3 MW.

      DK Windpark Kavelstorf GmbH & Co. KG, located in Mecklenburg-Vorpommern, Germany; its registered office is Schauenburger Strasse 24, 25421 Pinneberg, Germany. The facility is comprised of six wind turbines with an installed capacity of 7.2 MW.

      (b)    Name of each system company that holds an interest in such EWG or foreign utility company;
              and description of the interest held.

      Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly-owned subsidiary of Catamount Resources Corporation; Catamount Glenns Ferry Corporation ("CGFC") is a wholly-owned subsidiary of CEC. CEC owns 50% of Glenns Ferry Management Inc. ("GFM"), the 1% general partner of Glenns Ferry Cogeneration Partners, Ltd. ("Glenns Ferry") and Hamptons Power LLC owns 50%. CGFC owns 49.5% of Glenns Ferry and Hamptons Power LLC owns the remaining 49.5%. Glenns Ferry is a limited partnership formed under and in accordance with the laws of the State of Colorado. The facility is used for the generation of electric energy for sale at wholesale and steam for sale at wholesale.

      Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly-owned subsidiary of Catamount Resources Corporation; Catamount Rupert Corporation is a wholly-owned subsidiary of CEC. CEC owns 50% of Rupert Management Inc. ("RM"), the 1% general partner of Rupert Cogeneration Partners, Ltd. ("Rupert") and Hamptons Power LLC owns 50%. Catamount Rupert Corporation owns 49.5% of Rupert and Hamptons Power LLC owns the remaining 49.5%. Rupert is a limited partnership formed under and in accordance with the laws of the State of Colorado. The facility is used for the generation of electric energy for sale at wholesale and steam for sale at wholesale.

      Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly-owned subsidiary of Catamount Resources Corporation; Catamount Thetford Corporation ("CTC") is a wholly-owned subsidiary of CEC. CTC is a 44.7% shareholder of Fibrothetford Limited ("Thetford"), Foster Wheeler Energy Limited is a 5% shareholder; and Fibrowatt Limited is 51% shareholder. Fibrothetford is incorporated as a private company limited by shares under the Companies Act of 1985, formed under and in accordance with the laws of England and Wales, United Kingdom. Fibrothetford is an electric power station fueled predominantly by poultry litter.

      Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly-owned subsidiary of Catamount Resources Corporation; Catamount Heartlands Corporation ("CHC") is a wholly-owned subsidiary of CEC. Catamount Heartlands (Gibraltar) Limited is a wholly owned subsidiary of CHC, Catamount Heartlands (Gibraltar) Limited is a 33.333% shareholder of CIC Luxembourg SàRL, and Rock Energy Limited and Chessman SàRL each own 33.333%. CIC Luxembourg SàRL is a 100% shareholder of CIC Verwaltungs GmbH, general partner; and CIC Beteiligungs GmbH, limited partner, of DK Burgerwindpark Eckolstädt ("Eckolstädt") GmbH & Co. KG and DK Windpark Kavelstorf ("Kavelstorf") GmbH & Co. KG.

      On September 4, 2003, CIC Beteiligungs GmbH was merged with CIC Verwaltungs GmbH.

      (c)    Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

	Indirect Capital Invested (1)	Guarantee of Security	Debt or Financial Obligation
CATAMOUNT RESOURCES CORPORATION	None	None	None
CATAMOUNT ENERGY CORPORATION	None	None	None
CATAMOUNT GLENNS FERRY CORPORATION	$ 202,121	None	None
GLENNS FERRY MANAGEMENT CORPORATION	$ 2,800	None	None
CATAMOUNT RUPERT CORPORATION	$ 339,032	None	None
RUPERT MANAGEMENT CORPORATION	$ 2,504	None	None
CATAMOUNT THETFORD CORPORATION	$3,232,966	None	None
CATAMOUNT ENERGY (GIBRALTAR) LIMITED	$ 640,770	None	None
(1) Investment account plus loan balance including accrued interest, not reserved.
(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.
	Capitalization	Earnings
GLENNS FERRY COGENERATION PARTNERS LTD.	$ 10,537,356	$ 384,864
RUPERT COGENERATION PARTNERS LTD.	$ 10,017,203	$ 461,571
FIBROTHETFORD LTD.	$107,556,566	$(4,110,855)
DK BURGERWINDPARK ECKOLSTÄDT GMBH & CO. KG	$ 1,699,432	$ (561,266)
DK WINDPARK KAVELSTORF GMBH & CO. KG	$ 1,147,078	$ (153,086)

      (e)    Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

    Administrative management services provided by Catamount Glenns Ferry Corporation to Glenns Ferry Cogeneration, fees and reimbursed expenses - $100,413.

    Administrative management services provided Catamount Rupert Corporation to Rupert Cogeneration, fees and reimbursed expenses - $100,270.

    Administrative management services provided by Catamount Energy Corporation to CIC Luxembourg SàRL, fees and reimbursed expenses - $119,991.

    Administrative services provided by Catamount Energy Corporation to DK Burgerwindpark Eckolstädt GmbH & Co. KG, fees and reimbursed expenses - $70,153.

    Administrative services provided by Catamount Energy Corporation to DK Windpark Kavelstorf GmbH & Co. KG, fees and reimbursed expenses - $35,588.

EXHIBITS

    Exhibit A consists of a consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year. See attachments for consolidating financial statements of CVPS and its subsidiaries for the year 2003.

     CVEC has been reported as a wholly-owned subsidiary even though certain assets and liabilities are classified as held for sale in the Company's 2003 10-K Consolidated Balance Sheets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144"). In addition, as required by SFAS No. 144, the Company's 2003 10-K results of operations related to CVEC are reported as discontinued operations, and prior periods have been restated.

    Exhibit B is the Organizational chart showing the relationship of each EWG to associate companies in the holding-company system.

    The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 2004.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION (Name of Claimant)
By: /s/ Jean H. Gibson
Jean H. Gibson, Senior Vice President, Chief Financial Officer, and Treasurer (Principal Financial Officer) CORPORATE SEAL

Attest:
/s/ Mary C. Marzec Assistant Corporate Secretary
Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed: Mary C. Marzec Assistant Corporate Secretary (Name) (Title)
Central Vermont Public Service Corporation 77 Grove Street, Rutland, VT 05701 (Address)
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Exhibit A CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Statement of Income and Retained Earnings Year Ended December 31, 2003 (Dollars in thousands)
	CVPS-CONS	VELCO 50.5% Owned	VETCO (Note C)	Consol- idating Entries	TOTAL CONS
Operating Revenues	$314,990	$23,107	$4,740	$(14,621)	$328,216

Operating Expenses: Operation: Purchased Power Production and transmission Other Operation Maintenance Depreciation Other taxes, principally property taxes Taxes on income (Note B)	157,309 26,034 47,414 16,921 16,373 13,840 11,357	1,866 5,676 4,272 2,496 3,262 3	13 295 542 2,503 746 234	(14,589) (32)	157,309 13,324 53,353 21,735 21,372 17,848 11,594

Total operating expenses	289,248	17,575	4,333	(14,621)	296,535

Operating Income	25,742	5,532	407		31,681

Other income and deductions: Equity in earnings of companies not consolidated Allow. for equity funds during construction Other income, net Other taxes Benefit (provision) for income taxes	1,801 87 2,811 (311) 1,492	373 22	199	(1,048)	1,126 87 3,032 (311) 1,492

Total operating and other income Net interest expense	31,622 11,821	5,927 4,657	606 234	(1,048)	37,107 16,712
Net income (loss) before minority interest	19,801	1,270	372	(1,048)	20,395
Minority interest in net income				(594)	(594)
Net income after minority interest	19,801	1,270	372	(1,642)	19,801

Retained earnings, January 1	80,077	568	65	(633)	80,077

	99,878	1,838	437	(2,275)	99,878
Adjustment to Retained Earnings	44				44
Cash dividends declared: Preferred Stock Common Stock	1,198 10,442	350 897	350	(350) (1,247)	1,198 10,442
Total Dividends	11,640	1,247	350	(1,597)	11,640
Retained earnings, December 31	$88,282	$591	$87	$(678)	$88,282
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CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Statement of Income and Retained Earnings Year Ended December 31, 2003 (Dollars in thousands)
	CVPS SEMI-CONS	CVEC (Note A)	CV REALTY (Note A)	CRC-CONS (Note A)	Reclassi- fying & Consol- idating Entries	CVPS-CONS

Operating Revenues	$306,111	$19,728	$12	$2,436	$(13,297)	$314,990

Operating Expenses: Operation and maintenance: Purchased Power Production and transmission Other Operation Maintenance Depreciation Other taxes Taxes on income (Note B)	152,994 26,024 44,837 16,625 15,929 13,297 11,020	14,725 10 2,921 296 444 543 337	5 3 2	9,898 17 239 281 (1,485)	(10,410) (10,247) (17) (242) (281) 1,483	157,309 26,034 47,414 16,921 16,373 13,840 11,357

Total operating expenses	280,726	19,276	10	8,950	(19,714)	289,248

Operating Income (loss)	25,385	452	2	(6,514)	6,417	25,742

Other income and deductions: Equity in earnings of companies not consolidated Allow. For equity funds during construction Other income (expenses), net Other taxes Benefit (provision) for income taxes	3,230 87 2,227 (24) (13)	(43) 22	2 (1)	6,362 2,058	(7,791) (1,433) (286) 1,483	1,801 87 2,811 (311) 1,492

Total operating and other income (loss) Net interest expense	30,892 11,091	431 255	3	1,906 657	(1,610) (182)	31,622 11,821
Net income (loss)	19,801	176	3	1,249	(1,428)	19,801
Retained earnings, January 1	80,077	2,128	251	(658)	(1,721)	80,077
	99,878	2,304	254	591	(3,149)	99,878
Adjustment to Retained Earnings	44					44
Cash dividends declared: Preferred Stock Common Stock	1,198 10,442					1,198 10,442
Total Dividends	11,640					11,640

Retained earnings, December 31	$88,282	$2,304	$254	$591	$(3,149)	$88,282
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Exhibit A CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Statement of Income and Retained Earnings Year Ended December 31, 2003 (Dollars in thousands)
	CVPS	CVPS-East Barnet Hydroelectric, Inc.	Custom Investment Corp.	Reclassi-fying & Consol- idating Entries	CVPS SEMI-CONS

Operating Revenues	$306,135	$183		$(207)	$306,111

Operating Expenses: Operation: Purchased Power Production and transmission Other Operation Maintenance Depreciation Other taxes, principally property taxes Taxes on income	152,994 26,208 44,811 16,625 15,830 13,297 11,072	26 99 (52)	$23	(184) (23)	152,994 26,024 44,837 16,625 15,929 13,297 11,020

Total operating expenses	280,837	73	23	(207)	280,726

Operating Income (loss)	25,298	110	(23)		25,385

Other income and deductions: Equity in Earnings of companies not consolidated Allow. for equity funds during construction Other income, net Other taxes Benefit (provision) for income taxes	3,168 87 2,054 (24) 102	1 6	984 172 (121)	(922)	3,230 87 2,227 (24) (13)
Total operating and other income Net interest expense	30,685 10,884	117 207	1,012	(922)	30,892 11,091
Net income (loss)	19,801	(90)	1,012	(922)	19,801

Retained Earnings, January 1	80,077	(616)	63	553	80,077
	99,878	(706)	1,075	(369)	99,878
Adjustment to Retained Earnings	44				44
Cash dividends declared: Preferred Stock Common Stock	1,198 10,442				1,198 10,442
Total Dividends	11,640				11,640
Retained Earnings, December 31	$88,282	$(706)	$1,075	$(369)	$88,282
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CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Statement of Income and Retained Earnings Year Ended December 31, 2003 (Dollars in thousands)
	CRC	Catamount Energy Corporation - Consolidated	Eversant Corporation - Consolidated	Reclassi- fying & Consol- idating Entries	CRC -CONS

Operating Revenues		$527	$1,909		$2,436

Operating Expenses: Operation and maintenance: Purchased Power Production and transmission Other Operation Maintenance Depreciation Other taxes Taxes on income		8,975 13 69 257 (1,808)	923 4 170 24 323		9,898 17 239 281 (1,485)

Total operating expenses		7,506	1,444		8,950

Operating Income (loss)		(6,979)	465		(6,514)

Other income and deductions: Equity in Earnings of companies not consolidated Allow. For equity funds during construction Other income (expenses), net Other taxes Benefit (provision) for income taxes	$1,195 54	6,362 2,010	(6)	$(1,195)	6,362 2,058

Total operating and other income (loss) Net interest expense (reversal)	1,249	1,393 657	459	(1,195)	1,906 657
Net income (loss)	1,249	736	459	(1,195)	1,249
Retained Earnings, January 1	(658)	2,507	(10,312)	7,805	(658)
	591	3,243	(9,853)	6,610	591
Adjustment to Retained Earnings
Cash dividends declared: Preferred Stock Common Stock
Total Dividends

Retained Earnings, December 31	$591	$3,243	$(9,853)	$6,610	$591
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CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Statement of Income and Retained Earnings Year Ended December 31, 2003 (Dollars in thousands)
	Catamount Energy Corporation*	Catamount Operations, Inc.	Catamount Heartlands, Ltd.	Reclassi- fying & Consol- idating Entries	Catamount Energy Corporation Consolidated
Operating Revenues	$527				$527

Operating Expenses: Operation: Purchased Power Production and transmission Other Operation Maintenance Depreciation Other taxes, principally property taxes Taxes on income	8,972 13 69 257 (1,812)	$(2) 1	$5 3		8,975 13 69 257 (1,808)

Total operating expenses	7,499	(1)	8		7,506

Operating Income (loss)	(6,972)	1	(8)		(6,979)

Other income and deductions: Equity in Earnings of companies not consolidated Allow. for equity funds during construction Other income (expenses), net Other taxes Benefit (provision) for income taxes	6,362 1,931		79		6,362 2,010
Total operating and other income Net interest expense	1,321 659	1	71 (2)		1,393 657
Net income (loss)	662	1	73		736

Retained Earnings, January 1	1,876	53	578	-	2,507
	2,538	54	651	-	3,243
Adjustment to Retained Earnings
Cash dividends declared: Preferred Stock Common Stock	705	(52)	(651)	$(2)
Total Dividends	705	(52)	(651)	(2)
Retained Earnings, December 31	$3,243	$2	$-	$(2)	$3,243

* Catamount Energy Corporation and associated companies.
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CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Statement of Income and Retained Earnings Year Ended December 31, 2003 (Dollars in thousands)
	Eversant Corporation	AgEnergy, Inc.	SmartEnergy Water Heating Services	Reclassi- fying & Consol- idating Entries	Eversant Corporation Consolidated

Operating Revenues	$18		$1,891		$1,909

Operating Expenses: Operation: Purchased Power Production and transmission Other Operation Maintenance Depreciation Other taxes, principally property taxes Taxes on income	88 7 (32)	$(20) 8	855 4 170 17 347		923 4 170 24 323

Total operating expenses	63	(12)	1,393		1,444

Operating Income (loss)	(45)	12	498		465

Other income and deductions: Equity in earnings of companies not consolidated Allow. for equity funds during constr. Other income, net Other taxes Benefit (provision) for income taxes	503 1		(7)	$(503)	(6)
Total operating and other income Net interest expense	459	12	491	(503)	459
Net income (loss)	459	12	491	(503)	459
Retained Earnings, January 1	(10,312)	(356)	(1,260)	1,616	(10,312)
	(9,853)	(344)	(769)	1,113	(9,853)

Adjustment to Retained Earnings
Cash dividends declared: Preferred Stock Common Stock			350	(350)
Total Dividends
Retained Earnings, December 31	$(9,853)	$(344)	$(1,119)	$1,463	$(9,853)
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CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2003 (Dollars in thousands)
	CVPS-CONS	VELCO 50.50% Owned	VETCO (Note C)	Consol- idating Entries	TOTAL CONS
Assets

Utility plant, at original cost Less accumulated depreciation	$510,441 218,831	$161,308 64,421	$48,286 42,288		$720,035 325,540
	291,610	96,887	5,998		394,495
Construction work in progress	10,091				10,091
	301,701	96,887	5,998		404,586
Nuclear fuel Less accumulated amortization	9,802 8,786				9,802 8,786

Net utility plant	302,717	96,887	5,998		405,602

Investments in affiliates, at equity (Note D) Nuclear generating companies Other affiliated companies	4,586 4,717	887		$(5,604)	4,586
Total	9,303	887		(5,604)	4,586

Nonutility investments	34,765				34,765

Nonutility property, less accumulated depreciation of $4,431 consolidated	2,236				2,236

Current assets: Cash & Cash Equivalents Restricted cash Accounts receivable, less allowance for uncollectible accts. $1,303 consolidated Accounts receivable - affiliates Unbilled revenue Materials and supplies, at average cost Prepayments Other current assets	58,147 2,000 19,953 205 17,505 3,699 3,226 7,947	368 9,506 6,434 365 3,621 466 5,464	109 2 34 6 144	(6,529)	58,624 2,000 29,459 112 17,870 7,354 3,698 13,555

Total current assets	112,682	26,224	295	(6,529)	132,672

Regulatory assets and other deferred charges	58,849	2,793	1,227		62,869

Total Assets	$520,552	$126,791	$7,520	$(12,133)	$642,730
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CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2003 (Dollars in thousands)
	CVPS-CONS	VELCO 50.50% Owned	VETCO (Note C)	Consol- idating Entries	TOTAL CONS
Capitalization and Liabilities

Capitalization: Common stock (Note E) Other paid-in capital Capital stock expense Accum. other comprehensive income Deferred compensation plans Treasury stock, at cost (Note E) Retained earnings	$72,119 53,073 (1,739) 485 (969) 88,282	$7,990 591	$1 799 87	$(7,991) (799) (678)	$72,119 53,073 (1,739) 485 (969) 88,282

Total common stock equity	211,251	8,581	887	(9,468)	211,251

Cumulative preferred and preference stock (Note F) Return of Capital	17,054	9,748 (8,930)		(9,748) 8,930	17,054

Total preferred stock	17,054	818		(818)	17,054

First Mortgage bonds Second Mortgage bonds Notes payable Capital lease obligations	35,500 75,000 16,250 10,693	48,814 2,314	1,120		84,314 75,000 19,684 10,693

Total long-term debt	137,443	51,128	1,120		189,691

Minority interest				4,682	4,682

Total capitalization	365,748	60,527	2,007	(5,604)	422,678

Current liabilities: Notes payable - banks Notes payable - associated Current portion of long-term debt & preferred stock Accounts payable Accounts payable - affiliates Accrued interest Accrued income taxes Other current liabilities	3,657 6,650 10,944 2,802 196 22,723	36,950 2,696 16,293 104 950 161 1,669	1,700 840 122 205 7 24	(6,529)	38,650 7,193 23,065 4,724 3,759 381 24,392

Total current liabilities	46,972	58,823	2,898	(6,529)	102,164

Accumulated deferred income taxes Deferred investment tax credits Nuclear decommissioning costs Regulatory liabilities & other deferred credits	36,713 4,880 22,934 43,305	7,441	1,621 464 530		38,334 5,344 22,934 51,276
	107,832	7,441	2,615		117,888
Total Capitalization and Liabilities	$520,552	$126,791	$7,520	$(12,133)	$642,730
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CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2003 (Dollars in thousands)
	CVPS - SEMI- CONS	CVEC (Note A)	CV REALTY (Note A)	CRC - CONS (Note A)	Consol- idating Entries	CVPS-CONS
Assets

Utility plant, at original cost Less accumulated depreciation	$495,162 212,700	$15,279 6,131				$510,441 218,831
	282,462	9,148				291,610
Construction work in progress	9,988	103				10,091
	292,450	9,251				301,701
Nuclear fuel Less accumulated amortization	9,802 8,786					9,802 8,786

Net utility plant	293,466	9,251				302,717

Investments in affiliates, at equity (Note D) Nuclear generating companies Other affiliated companies	4,586 55,936				$(51,219)	4,586 4,717
Total	60,522				(51,219)	9,303

Nonutility investments				$34,765		34,765

Nonutility property, less accumulated depreciation of $219 parent company $4,431 consolidated	425		$71	1,740		2,236

Current assets: Cash & Cash Equivalents Restricted Cash Accounts receivable, less allowance for uncollectible accts. $1,249 parent company and $1,303 consolidated Accounts receivable - affiliates Unbilled revenue Materials and supplies, at average cost Prepayments Other current assets	42,510 2,000 17,977 3,838 16,574 3,699 3,031 7,847	1,456 1,551 41 931 114 100	212 2	13,969 425 443 79	(4,117)	58,147 2,000 19,953 205 17,505 3,699 3,226 7,947

Total current assets	97,476	4,193	214	14,916	(4,117)	112,682

Regulatory assets and other deferred charges	58,121	261		467		58,849

Total Assets	$510,010	$13,705	$285	$51,888	$(55,336)	$520,552
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					4 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2003 (Dollars in thousands)
	CVPS - SEMI- CONS	CVEC (Note A)	CV REALTY (Note A)	CRC - CONS (Note A)	Consol- idating Entries	CVPS-CONS
Capitalization and Liabilities

Capitalization: Common stock (Note E) Other paid-in capital Capital stock expense Accum. other comprehensive income Deferred compensation plans Retained earnings Treasury stock, (Note E)	$72,119 53,073 (1,739) 485 (969) 88,282	$700 1,250 2,304	$30 254	$41,433 907 591	$(730) (42,683) (907) (3,149)	$72,119 53,073 (1,739) 485 (969) 88,282

Total common stock equity	211,251	4,254	284	42,931	(47,469)	211,251

Cumulative preferred and preference stock (Note F)	17,054					17,054

First Mortgage bonds Second Mortgage bonds Notes payable Capital lease obligations	35,500 75,000 16,250 10,693	3,750			(3,750)	35,500 75,000 16,250 10,693

Total long-term debt	137,443	3,750			(3,750)	137,443

Total capitalization	365,748	8,004	284	42,931	(51,219)	365,748

Current liabilities: Notes payable - banks Current portion of long-term debt & preferred stock Accounts payable Accounts payable - affiliates Accrued interest Accrued income taxes Other current liabilities	1,000 4,934 11,425 2,689 201 20,603	1,608 1,749 735	3 3	2,657 108 1,884 113 (5) 1,382	(4,117)	3,657 6,650 10,944 2,802 196 22,723

Total current liabilities	40,852	4,092	6	6,139	(4,117)	46,972

Accumulated deferred income taxes Deferred investment tax credits Nuclear decommissioning costs Deferred credits	33,080 4,857 22,934 42,539	866 23 720	(5)	2,772 46		36,713 4,880 22,934 43,305
	103,410	1,609	(5)	2,818		107,832
Total Capitalization and Liabilities	$510,010	$13,705	$285	$51,888	$(55,336)	$520,552
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CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2003 (Dollars in thousands)
	CVPS	CVPS-East Barnet Hydroelectric, Inc.	Custom Investment Corp	Reclassi-fying & Consol- idating Entries	CVPS SEMI-CONS
Assets

Utility plant, at original cost Less accumulated depreciation	$488,963 210,382	$6,199 2,318			$495,162 212,700
	278,581	3,881			282,462
Construction work in progress	9,988				9,988
	288,569	3,881			292,450
Nuclear fuel Less accumulated amortization	9,802 8,786				9,802 8,786

Net utility plant	289,585	3,881			293,466

Investments in affiliates, at equity Nuclear generating companies Other affiliated companies	1,776 77,822		$2,810 3,750	$(25,636)	4,586 55,936
Total	79,598		6,560	(25,636)	60,522

Nonutility investments

Nonutility property, less accumulated depreciation of $230 parent company and $230 semi-consolidated	425				425

Current assets: Cash & Cash Equivalents Restricted Cash Accounts receivable, less allowance for uncollectible accts. $1,578 parent company and $1,578 semi- consolidated Accounts receivable - affiliates Unbilled revenue Materials and supplies, at average cost Prepayments Other current assets	22,303 2,000 17,977 4,979 16,574 3,699 3,031 7,847	97 3,331	20,110 47	(4,519)	42,510 2,000 17,977 3,838 16,574 3,699 3,031 7,847

Total current assets	78,410	3,428	20,157	(4,519)	97,476

Regulatory assets and other deferred charges	57,912	209			58,121

Total Assets	$505,930	$7,518	$26,717	$(30,155)	$510,010
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				6 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2003 (Dollars in thousands)
	CVPS	CVPS-East Barnet Hydroelectric, Inc.	Custom Investment Corp	Consol- idating Entries	CVPS SEMI-CONS
Capitalization and Liabilities

Capitalization: Common stock Other paid-in capital Capital stock expense Accum. other comprehensive income Deferred compensation plans Treasury stock, at cost Retained Earnings	$72,119 53,073 (1,739) 485 (969) 88,282	$100 (706)	$25,167 1,075	$(25,267) (369)	$72,119 53,073 (1,739) 485 (969) 88,282

Total common stock equity	211,251	(606)	26,242	(25,636)	211,251

Cumulative preferred and preference stock	17,054				17,054

First Mortgage bonds Second Mortgage bonds Notes payable Capital lease obligations	35,500 75,000 10,450 10,693	5,800			35,500 75,000 16,250 10,693

Total long-term debt	131,643	5,800			137,443

Total capitalization	359,948	5,194	26,242	(25,636)	365,748

Current liabilities: Notes payable - banks Current portion of preferred stock Accounts payable Accounts payable - affiliates Accrued interest Accrued income taxes Other current liabilities	1,000 4,934 14,756 2,689 201 20,591	428 126 12	634	(4,393) (126)	1,000 4,934 11,425 2,689 201 20,603
Total current liabilities	44,171	566	634	(4,519)	40,852

Accumulated deferred income taxes Deferred investment tax credits Nuclear decommissioning costs Deferred credits	31,803 4,535 22,934 42,539	1,436 322	(159)		33,080 4,857 22,934 42,539
	101,811	1,758	(159)		103,410
Total Capitalization and Liabilities	$505,930	$7,518	$26,717	$(30,155)	$510,010
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				7 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2003 (Dollars in thousands)
	CRC	Catamount Energy Corporation Consolidated	Eversant Corporation - Consolidated	Reclassi- fying & Consol- idating Entries	CRC - CONS
Assets

Utility plant, at original cost Less accumulated depreciation

Construction work in progress

Nuclear fuel Less accumulated amortization

Net utility plant

Investments in affiliates, at equity Nuclear generating companies Other affiliated companies
Total

Nonutility investments	$42,811	$33,402	$1,364	$(42,812)	$34,765

Nonutility property, less accumulated depreciation of $4,123 consolidated		640	1,100		1,740

Current assets:
 Cash & Cash Equivalents
 Accounts receivable, less allowance for
  uncollectible accts. $0 consolidated
 Accounts receivable - affiliates
 Unbilled revenue
 Materials and supplies, at average cost
 Prepayments
 Other current assets

	102 19	13,300 421 70	567 4 424 9		13,969 425 443 79

Total current assets	121	13,791	1,004		14,916

Regulatory assets and other deferred charges		467			467

Total Assets	$42,932	$48,300	$3,468	$(42,812)	$51,888
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				8 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2003 (Dollars in thousands)
	CRC	Catamount Energy Corporation - Consolidated	Eversant Corporation - Consolidated	Reclassi- fying & Consol- idating Entries	CRC -CONS
Capitalization and Liabilities

Capitalization: Common stock Other paid-in capital Capital stock expense Accum. other comprehensive income Deferred compensation plans Retained Earnings Treasury stock	$42,341 591	$35,923 3,243	$13,498 (9,853)	$(50,329) 907 6,610	$41,433 907 591

Total common stock equity	42,932	39,166	3,645	(42,812)	42,931

Cumulative preferred and preference stock
Return of Capital
Total preferred stock

First Mortgage bonds Second Mortgage bonds Notes payable Capital lease obligations

Total long-term debt

Minority Interest

Total capitalization	42,932	39,166	3,645	(42,812)	42,931

Current liabilities:
 Notes payable - banks
 Notes payable - associated
 Current portion of long-term debt
 Accounts payable
 Accounts payable - affiliates
 Accrued interest
 Accrued income taxes
 Other current liabilities

		2,657 83 1,455 113 (5) 1,337	25 429 45		2,657 108 1,884 113 (5) 1,382

Total current liabilities		5,640	499		6,139

Accumulated deferred income taxes Deferred investment tax credits Nuclear decommissioning costs Deferred credits		3,449 45	(677) 1		2,772 46
		3,494	(676)		2,818
Total Capitalization and Liabilities	$42,932	$48,300	$3,468	$(42,812)	$51,888
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				9 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2003 (Dollars in thousands)
	Catamount Energy Corporation*	Catamount Operations, Inc.	Catamount Heartlands, Ltd.	Reclassi- fying & Consol- idating Entries	Catamount Energy Corporation Consolidated
Assets

Utility plant, at original cost Less accumulated depreciation

Construction work in progress

Nuclear fuel Less accumulated amortization

Net utility plant

Investments in affiliates, at equity Nuclear generating companies Other affiliated companies
Total

Nonutility investments	$33,404			$(2)	$33,402

Nonutility property, less accumulated depreciation of $0 consolidated	640				640

Current assets: Cash & Cash Equivalents Accounts receivable, less allowance for uncollectible accts. $0 consolidated Accounts receivable - affiliates Unbilled revenue Materials and supplies, at average cost Prepayments Other current assets	13,298 421 70	$2			13,300 421 70

Total current assets	13,789	2			13,791

Regulatory assets and other deferred charges	467				467

Total Assets	$48,300	$2		$(2)	$48,300

* Catamount Energy Corporation and associated companies.

- 31 -

				10 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2003 (Dollars in thousands)
	Catamount Energy Corporation*	Catamount Operations, Inc	Catamount Heartlands, Ltd.	Reclassi- fying & Consol- idating Entries	Catamount Energy Corporation Consolidated
Capitalization and Liabilities

Capitalization: Common stock Other paid-in capital Capital stock expense Accum. other comprehensive income Deferred compensation plans Retained Earnings Treasury stock	$35,923 3,243	$2		$(2)	$35,923 3,243

Total common stock equity	39,166	2		(2)	39,166

Cumulative preferred and preference stock
Return of Capital
Total preferred stock

First Mortgage bonds Second Mortgage bonds Notes payable Capital lease obligations

Total long-term debt

Minority Interest

Total capitalization	39,166	2		(2)	39,166

Current liabilities:
 Notes payable - banks
 Notes payable - associated
 Long-term debt - current portion
 Accounts payable
 Accounts payable - affiliates
 Accrued interest
 Accrued income taxes
 Other current liabilities

	2,657 83 1,455 113 (5) 1,337				2,657 83 1,455 113 (5) 1,337

Total current liabilities	5,640				5,640

Accumulated deferred income taxes Deferred investment tax credits Nuclear decommissioning costs Deferred credits	3,449 45				3,449 45
	3,494				3,494
Total Capitalization and Liabilities	$48,300	$2		$(2)	$48,300

* Catamount Energy Corporation and associated companies.
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				11 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2003 (Dollars in thousands)
	Eversant Corporation	AgEnergy, Inc.	SmartEnergy Water Heating Services, Inc.	Reclassi- fying & Consol- idating Entries	Eversant Corporation Consolidated
Assets

Utility plant, at original cost Less accumulated depreciation

Construction work in progress

Nuclear fuel Less accumulated amortization

Net utility plant

Investments in affiliates, at equity Nuclear generating companies Other affiliated companies
Total

Nonutility investments	$2,626			$(1,262)	$1,364

Nonutility property, less accumulated depreciation of $3,661 consolidated			$1,100		1,100

Current assets: Cash & Cash Equivalents Accounts receivable, less allowance for uncollectible accts. $0 consolidated Accounts receivable - affiliates Unbilled revenue Materials and supplies, at average cost Prepayments Other current assets	153 325 9	$11	414 4 160	(72)	567 4 424 9

Total current assets	487	11	578	(72)	1,004

Regulatory assets and other deferred charges

Total Assets	$3,113	$11	$1,678	$(1,334)	$3,468
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				12 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2003 (Dollars in thousands)
	Eversant Corporation	AgEnergy, Inc.	SmartEnergy Water Heating Services, Inc.	Reclassi- fying & Consol- idating Entries	Eversant Corporation Consolidated

Capitalization and Liabilities

Capitalization: Common stock Other paid-in capital Capital stock expense Accum. Other comprehensive income Deferred compensation plans Retained Earnings Treasury stock	$13,498 (9,853)	$355 (344)	$2,370 (1,119)	$ (2,725) 1,463	$13,498 (9,853)

Total common stock equity	3,645	11	1,251	(1,262)	3,645

Cumulative preferred and preference stock
Return of Capital
Total preferred stock

First Mortgage bonds Second Mortgage bonds Notes payable Capital lease obligations

Total long-term debt

Minority Interest

Total capitalization	3,645	11	1,251	(1,262)	3,645

Current liabilities: Notes payable - banks Notes payable - associated Long-term debt - current portion Accounts payable Accounts payable - affiliates Accrued interest Accrued income taxes Other current liabilities	17 320 33		8 181 12	(72)	25 429 45

Total current liabilities	370		201	(72)	499

Accumulated deferred income taxes Deferred investment tax credits Nuclear decommissioning costs Deferred credits	(902)		225 1		(677) 1
	(902)		226		(676)
Total Capitalization and Liabilities	$3,113	$11	$1,678	$(1,334)	$3,468
- 34 -

Exhibit A

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
AND ITS SUBSIDIARIES

Notes to Consolidating Financial Statements
For the Year Ended December 31, 2003

Note A - Consolidation:

      The consolidating financial statements include the accounts of Central Vermont Public Service Corporation (CVPS), its wholly-owned subsidiaries, Connecticut Valley Electric Company Inc. (CVEC), C. V. Realty, Inc., and Catamount Resources Corporation (CRC) which compose CVPS consolidated. In addition, for purposes of this SEC Form U-3A-2, the consolidating financial statements include the accounts of CVPS's affiliates, Vermont Electric Power Company, Inc. (VELCO) 50.5 percent owned and Vermont Electric Transmission Company, Inc. (VETCO), a wholly-owned subsidiary of VELCO, which constitutes total consolidated.

      CVPS follows the equity method of accounting for its investments in affiliates. See Note D.

Note B - Income taxes:

      CVPS and its wholly-owned subsidiaries

      The Company records income taxes in accordance with the Financial Accounting Standards Board's (SFAS) No. 109, "Accounting for Income Taxes,"requiring an asset and liability approach to determine income tax liabilities. The Standard requires recognition of tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Investment tax credits associated with utility plant are deferred and amortized ratably to income over the lives of the related properties.

      A valuation allowance has been recorded, in the amount of $.8 million to reflect management's best estimate of deferred income taxes, with respect to equity investments, that may not ultimately be realized. All other deferred income taxes are expected to be realized.

      VELCO

      VELCO records income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," requiring an asset and liability approach to determine income tax liabilities. The Standard requires recognition of tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Under SFAS No. 109, additional deferred tax assets and liabilities resulting from VELCO's transmission billing calculation will be returned to, or collected from, ratepayers in future transmission billings. VELCO expects all deferred income tax assets will be utilized in the future.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
AND ITS SUBSIDIARIES

Notes to Consolidating Financial Statements
(continued)

Note C - VETCO:

      VETCO has entered into support agreements in connection with construction of the transmission lines with substantially all of the New England electric utilities. The support agreements require the utilities to reimburse VETCO for all operating and capital costs of the transmission line on an unconditional and absolute basis. In return, VETCO has agreed to build, own, operate and maintain the line and to involve itself in no other activities during the term of the agreement, which extends for 30 years from the date of commercial operation of the line. These support agreements also provide for an advisory committee made up of participants to review the operations of VETCO and to make recommendations on major decisions. VETCO is obligated to follow these recommendations to the extent reasonably practical.

      Although, VELCO owns 100 percent of VETCO's outstanding Common Stock, these provisions of the support agreements effectively restrict VELCO's control, VELCO has not consolidated its financial information with that of VETCO and instead is accounting for its investment using the equity method.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
AND ITS SUBSIDIARIES

Notes to Consolidating Financial Statements

Note D - Investments in affiliates:

      CVPS accounts for investments in its affiliates by the equity method (dollars in thousands):

December 31, 2003

Nuclear generating companies
     VY
     Maine Yankee Atomic Power Company
     Connecticut Yankee Atomic Power Company
     Yankee Atomic Electric Company

Other affiliated companies:
     CVEC
     C.V. Realty, Inc.

     CRC
     VELCO:
         Common stock
         Preferred stock

             Total investments - CVPS

     VELCO investment in VETCO

             Total investments

Consolidating eliminations

             Total consolidated

$2,810 793 943 40 8,004 284 42,932 4,295 422 60,523 887 61,410 52,107 $9,303

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
AND ITS SUBSIDIARIES

Notes to Consolidating Financial Statements

Note E - Common stock:

      The authorized and outstanding common stock for each of the companies was as follows (dollars in thousands):

December 31, 2003

CVPS:
           Common stock, $6 par value, authorized 19,000,000 shares;
                   Issued 12,020,738 shares; outstanding 12,020,738 shares
CVEC:
           Common stock, $50 par value, authorized 20,000 shares;
                   outstanding 14,000 shares
C.V Realty, Inc.:
           Common stock, $100 par value, authorized 500 shares;
                   outstanding 300 shares

CRC:
           Common stock, $100 par value, authorized 10,000 shares;
                   outstanding 1 share

VELCO:
           Common stock, $100 par value, Class B authorized 92,000
                   shares; outstanding 60,000 shares
           Common stock, $100 par value, Class C authorized 20,000
                   Shares; outstanding 19,901 shares
VETCO:
           Common stock, $100 par value, authorized and outstanding
                   10 shares

                             Total common stock

Consolidating eliminations

                             Total consolidated

$ 72,119 700 30 - 6,000 1,990 1 80,840 8,721 $ 72,119

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
AND ITS SUBSIDIARIES

Notes to Consolidating Financial Statements

Note F - Preferred and preference stock:

      Cumulative preferred and preference stock outstanding were as follows (dollars in thousands):

December 31, 2003

CVPS:
           Preferred stock, $100 par value, authorized 500,000 shares
                   Outstanding:
                    4.15% series   (non-redeemable),  37,856 shares
                    4.65% series   (non-redeemable),  10,000 shares
                    4.75% series   (non-redeemable),  17,682 shares
                    5.375% series (non-redeemable),  15,000 shares
                    8.30% series   (redeemable),      100,000 shares
           Preferred stock, $25 par value, authorized 1,000,000 shares:
                   outstanding - none
           Preferred stock, $1 par value, authorized 1,000,000 shares:
                   outstanding - none

VELCO:
           Preferred stock, $100 par value, authorized 125,000 shares:
                   outstanding 97,068 shares

                   Treasury stock, at cost, 2,932 shares
                  Return of treasury stock, 2,932 shares

           Return of capital

                             Total cumulative preferred and
                               preference stock

Consolidating eliminations

Current portion of CVPS redeemable preferred stock

                             Total consolidated

$ 3,786 1,000 1,768 1,500 10,000 - - 9,707 293 (252) (8,930) 18,872 (818) (1,000) $17,054
- 39 - Exhibit B CENTRAL VERMONT PUBLIC SERVICE CORPORATION (Name of Holding Company) 100% CATAMOUNT RESOURCES CORPORATION 100% CATAMOUNT ENERGY CORPORATION

100% Catamount Rumford Corp.	100% Equinox Vermont Corp.	100% Appomattox Vermont Corp.	50% Appomattox Cogen. Inc.	100% Catamount Rupert Corp.	50% Rupert Mgmt., Corp.	100% Catamount Glenns Ferry Corp.	50% Glenns Ferry Mgmt., Inc.	100% Catamount Operations Corp.	100% Catamount Sweetwater Corp.	100% Catamount Sweetwater 1 LLC.	100% CEC Vermont Wind Corp.	100% Catamount Thetford Corp.		100% Catamount Heartlands Corp.			100% CEC UK1 Holding Corp.	100% CEC UK2 Holding Corp.
15.0537% Rumford Cogen. Co.	33.1126% Ryegate Assoc.	24.75% Appomattox Cogen Ltd. Partnership	1% Appomattox Cogen Ltd. Partnership	49.5% Rupert Cogen. Partners, Ltd.	1% Rupert Cogen. Partners, Ltd.	49.5% Glenns Ferry Cogen. Partners, Ltd.	1% Glenns Ferry Cogen. Partners, Ltd.			30.5% Sweetwater Wind 1 LLC.		44.77% Fibrothetford Ltd.	100% Catamount Energy Gibraltar Ltd.		100% Catamount Development GmbH	100% Catamount Verwaltungs GmbH	1% Catamount Energy SC 1	99% Catamount Energy SC 1
													33.3% CIC Luxembourg SàRL		100% Catamount Wind De3 GmbH & Co. KG		1%/99% Catamount Energy SC 2
													100% CIC Verwaltungs GmbH				1%/99% Catamount Energy SC 3
												100% Dk Burger- Windpark Eckolstädt GmbH & Co. KG	100% Dk Windpark Kavelstorf GmbH & Co. KG			100% Catamount Energy Ltd.	100% Catamount Cymru Cyf.

- 40 -